# Cue Energy Resources Limited

A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au


07028276

SEC MAIL PROCESSING SECTION
RECEIVED
OCT 1 8 2007
WASH. D.C. 186

9 October 2007

SUPPL

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Public Officer

Enc.

PROCESSED
NOV 30 2007
THOMSON
FINANCIAL

dw 11/29

# Cue Energy Resources Limited

A.B.N. 45 066 383 971

## *RELEASE*

### ***Wortel Seismic Survey Begins***

Cue is pleased to announce that acquisition of the Wortel 2D seismic survey has begun in the Sampang Production Sharing Contract, offshore East Java, Indonesia.

The 395km Seismic survey is designed to provide additional infill seismic information over the Wortel gas discovery and three adjacent exploration leads.

The information will assist in locating the Wortel -3 appraisal well which is expected to be drilled in the first half of 2008 and in developing potentially drillable locations for exploration wells later in 2008.

Wortel is located approximately 7 kilometers west of the Oyong field, where oil production has recently begun.

The participants in the Sampang PSC are:

| | |
|---|---|
| Santos (Sampang) Pty Ltd (Operator) | 45% |
| Singapore Petroleum Company Limited | 40% |
| Cue Sampang Pty Ltd | 15% |

Any queries regarding the announcement should be directed to the Company on (03) 9670 8668 or email mail@cuenrg.com.au.

Robert J Coppin
Chief Executive Officer

9 September 2007

END